NEWS

FOR IMMEDIATE RELEASE

BMO FINANCIAL GROUP REPORTS YEAR-OVER-YEAR EARNINGS GROWTH OF 34 PER CENT IN THE FIRST QUARTER OF 2004. DIVIDEND INCREASES 14 PER CENT.

Improved Credit Performance and Higher Operating Group Results Contribute to Growth

Year-over-Year Operating Highlights:

•	Net income of $532 million, up 34 per cent

•	EPS[1] of $1.00, up 33 per cent, and cash EPS[2] of $1.03, up 30 per cent

•	ROE of 18.3 per cent, and cash ROE[2] of 19.0 per cent

•	Specific provision for credit losses of $55 million, compared with $150 million of specific provisions a year ago, due to favourable credit performance in the first quarter and improving U.S. economic conditions

•	$40 million reduction of the general allowance for credit losses, resulting in a net provision for credit losses of $15 million

•	Revenue[2] growth of four per cent and expense reduction of one per cent

•	Productivity ratio[2] improves to 65.0 per cent from 67.9 per cent and cash productivity ratio[2] improves 270 basis points to 63.9 per cent

•	Strong Tier 1 Capital Ratio of 9.65 per cent, up from 9.05 per cent

Other Highlights:

•	Annual provision for credit losses now anticipated to be $300 million or less, excluding reduction of general allowance, versus the 2004 target of $500 million or less

•	Announced a $0.05 or 14 per cent increase in common share dividends to $0.40 per quarter

[1]	All Earnings per Share (EPS) measures in this release refer to diluted EPS unless specified otherwise.

[2]	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review where all non-GAAP measures and their closest GAAP counterpart are also outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in this document are stated on a taxable equivalent basis.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal.

FIRST QUARTER 2004 MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION (MD&A)

Summary Data ($ millions, except per share data and as noted)

		Increase/(Decrease)		Increase/(Decrease)
	Q1-2004	vs. Q1-2003		vs. Q4-2003
Revenue per financial statements	2,363	84	4%	(6)	—
Taxable equivalent basis adjustment	38	(1)	(1%)	(4)	(11%)

Revenue (teb)(1)	2,401	83	4%	(10)	—
Provision for credit losses	15	(135)	(90%)	(80)	(84%)
Non-interest expense	1,561	(12)	(1%)	16	1%
Income taxes per financial statements	240	99	70%	40	20%
Taxable equivalent basis adjustment	38	(1)	(1%)	(4)	(11%)

Income taxes (teb)(1)	278	98	55%	36	14%
Net income	532	133	34%	19	4%

Amortization of intangible assets (after tax)	19	(3)	(13%)	1	8%
Cash net income(1)	551	130	31%	20	4%
Earnings per share — diluted ($)	1.00	0.25	33%	0.03	3%
Cash earnings per share — diluted ($)(1)	1.03	0.24	30%	0.03	3%
Return on equity (ROE)	18.3%		4.0%		0.4%
Cash ROE(1)	19.0%		3.9%		0.5%
Non-interest expense-to-revenue ratio	66.1%		(2.9%)		0.9%
Non-interest expense-to-revenue (teb) ratio(1)	65.0%		(2.9%)		1.0%
Cash non-interest expense-to-revenue (teb) ratio(1)	63.9%		(2.7%)		0.8%
Net interest margin	1.87%		(0.01%)		0.02%
Net interest margin (teb)(1)	1.92%		(0.02%)		0.01%

Operating Group net income:
Personal and Commercial Client Group	246	25	11%	(7)	(3%)
Private Client Group	55	20	55%	11	25%
Investment Banking Group	212	31	17%	24	14%
Corporate Support, including T&S	19	57	+100%	(9)	(33%)

BMO Financial Group net income	532	133	34%	19	4%

(1)	These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the previous table and the Non-GAAP Measures section in the Financial Performance Review, which outline the use of non-GAAP measures in this MD&A.

Toronto, February 24, 2004 – BMO Financial Group reported that its net income for the first quarter ended January 31, 2004 was up 34 per cent from a year ago.

PERFORMANCE OVERVIEW

Net income was $532 million and EPS was $1.00 for the first quarter of 2004, compared with net income of $399 million and EPS of $0.75 in the first quarter of 2003. Cash net income, which reflects the add-back of the amortization of intangible assets, was $551 million and cash EPS was $1.03 (see the Non-GAAP Measures section in the Financial Performance Review).

“Our first quarter results are up sharply from a year ago, maintaining the momentum established in the second half of 2003,” said Tony Comper, Chairman and Chief Executive Officer, BMO Financial Group. “Although net interest margin is under pressure due to low interest rates and the competitive environment, we are continuing to benefit from better credit performance and our focus on improving productivity.”

Net income was affected by certain items:

•	The one-time impact of a change in accounting for mortgage loan prepayment fees that increased net interest income by $42 million ($27 million after tax);

•	The one-time impact of a change in accounting for gains and losses on BMO shares held by BMO subsidiaries that reduced non-interest trading revenue $26 million ($16 million after tax);

•	A reduction of the general allowance for credit losses that reduced the provision for credit losses by $40 million ($26 million after tax); and

•	an increase to future income tax liabilities related to U.S. real estate that increased the provision for income taxes by $19 million.

Excluding the $18 million (or $0.03 per share) increase in net income related to the four items above, net income was $514 million, an improvement of $115 million from a year ago. On a similarly adjusted basis, EPS was $0.97 and cash EPS was $1.00, up $0.22 and $0.21, respectively, from a year ago. The $115 million increase was a result of the specific provision for credit losses declining from $150 million to $55 million (a reduction of $65 million after tax or $0.13 per share) due to favourable credit performance and improving U.S. economic conditions. The remaining increase in net income was attributable to business growth in our operating groups.

Revenue (on a taxable equivalent basis — see the Non-GAAP Measures section) increased $83 million or four per cent from a year ago to $2,401 million, but would have grown by $203 million or nine per cent if the Canadian/U.S. dollar exchange rate had remained at the same level of a year ago. The first two accounting changes outlined above increased revenue by a net $16 million and are discussed in more detail in the Net Income section in the Financial Performance Review.

Personal and Commercial Client Group revenue rose on continued strong volume growth. Revenue in Canada increased two per cent from a year ago, as volume growth was partially offset by the effects of lower net interest margins. Revenue declined slightly in the United States as the effects of volume growth were offset by the decline in the Canadian/U.S. dollar exchange rate. Investment Banking Group revenue rose on growth in fee-based businesses and Private Client Group revenue rose on increased client trading volumes and higher managed asset values.

“Improving market conditions and a continued focus on productivity enhancements combined to drive up contributions from Private Client Group and from Investment Banking Group,” observed Mr. Comper. “We have seen record quarterly earnings from Investment Banking Group and our Private Client Group delivered its second highest quarterly earnings ever.”

Net interest margins are detailed in the table in the Revenue section in the Financial Performance Review. Net interest margin was 1.92 per cent for the first quarter of 2004, a decline of 2 basis points from a year ago. Excluding the impact of the $42 million of mortgage prepayment fees in net interest income of the Corporate Support Group, net interest margin was 1.86 per cent, a decline of 8 basis points from a year ago. Personal and Commercial Client Group net interest margin in the United States was higher but net interest margin declined in Canada, due to changes in consumer product preferences and the competitive environment. Investment Banking Group net interest margin was also down from a year ago, due to compressed spreads in its interest rate sensitive businesses, a decline in higher yielding corporate loans and increased interest expense resulting from the unwinding of hedge contracts related to the sale of certain investment securities.

Non-interest expense of $1,561 million was $12 million or one per cent lower than a year ago, but would have been $78 million or five per cent higher than a year ago if the Canadian/U.S. dollar exchange rate were unchanged. The increase was largely attributable to higher performance-based compensation costs and the incremental impact of acquired businesses.

The non-interest expense-to-revenue ratio (productivity ratio) was 65.0 per cent (on a taxable equivalent basis—see the Non-GAAP Measures section) in the first quarter, compared with 67.9 per cent a year ago. The cash productivity ratio of 63.9 per cent (on a taxable equivalent basis—see the Non-GAAP Measures section) improved

270 basis points from a year ago. We are targeting to improve cash productivity by 150 to 200 basis points in 2004.

On February 24, 2004 we announced a $0.05 or 14 per cent increase in the quarterly dividend payable on Bank of Montreal common shares, marking the twelfth consecutive year of increases.

“The dividend increase reflects our strong capital position and management’s confidence in both the quality of our earnings and our ability to meet our stated targets,” indicated Mr. Comper.

Relative to the fourth quarter, net income rose $19 million or four per cent, approximating the one-time impact of the four items identified previously. The effects of lower net interest margins and reduced other income in Corporate Support offset the benefits of lower specific provisions for credit losses, improved volumes and higher net gains on investment securities.

Revenue was $10 million lower than in the fourth quarter, although the current quarter’s revenues benefited from a $16 million increase related to the four items previously identified. There were increased net gains from investment securities, higher underwriting and mergers and acquisitions fees, and higher trading and wealth management revenues. However, these were more than offset by lower revenues in the Corporate Support Group and by the impact of lower net interest margins and the weaker U.S. dollar.

Relative to the fourth quarter, net interest margin rose 1 basis point, but was 5 basis points lower after excluding the effect of the mortgage prepayment fees adjustment. As expected, personal and commercial banking margins declined. In Canada, reduced net interest margin in personal and commercial banking is expected in the foreseeable future, given the low interest rate outlook and competitive environment. Net interest margin fell in Investment Banking Group, reflecting reduced cash collections on loans that were previously classified as impaired and higher interest expense resulting from the unwinding of hedge contracts related to the sale of certain investment securities.

Relative to the fourth quarter, expenses rose $16 million or one per cent. The weaker U.S. dollar reduced expenses by $16 million. The increase in expenses was due to higher performance-based compensation costs.

Gross impaired loans of $1,786 million decreased by $496 million from a year ago and by $132 million from the fourth quarter. Impaired loan formations totalled $242 million in the quarter, down $65 million from the first quarter of last year and down $155 million from the fourth quarter.

The specific provision for credit losses was $55 million, down from $150 million in the first quarter of 2003 and from $95 million in the fourth quarter. Specific provisions in the quarter benefited from the recovery of prior-period write-offs and the reversal of allowances on certain loans as a result of restructurings and refinancings. Specific provisioning also benefited from success in selling impaired loans for proceeds in excess of net book value. We now anticipate specific provisions for credit losses of $300 million or less in 2004, down from our annual target of $500 million or less established at the beginning of the year, largely due to favourable credit performance in the first quarter and improving U.S. economic conditions. The net of the specific provision of $55 million and the $40 million reduction in the general allowance resulted in a net provision for credit losses of $15 million.

The previously mentioned $19 million future income tax adjustment increased the effective tax rate in the quarter from 31.4 per cent (on a taxable equivalent basis — see the Non-GAAP Measures section) to 33.7 per cent, up from 30.3 per cent a year ago and from 31.5 per cent in the fourth quarter. We continue to expect that the effective rate in 2004 will be 31 to 32 per cent and consider that rate to be sustainable.

During the quarter, we repurchased 150,000 Bank of Montreal common shares under our common share repurchase program at an average cost of $54.21 per share for total consideration of $8.1 million.

Annual Targets for 2004		Performance to January 31, 2004
•	10 to 15 per cent EPS growth	•	33 per cent growth
•	ROE of 16 to 18 per cent	•	18.3 per cent annualized
•	Provision for credit losses of $500 million or less We now anticipate specific provisions of $300 million or less in fiscal 2004	•	$55 million for the quarter, excluding the reduction of $40 million of general allowance
•	Tier 1 capital ratio of at least 8.0 per cent	•	9.65 per cent
•	Improve cash productivity ratio by 150 bps to 200 bps	•	270 bps improvement

2004 Earnings Outlook Unchanged

BMO’s earnings in the second half of 2003 were appreciably higher than in the first half of the year. Our high EPS growth rate for the first quarter of 2004 relative to our annual 2004 target is in part due to the quarterly earnings pattern in 2003. We continue to anticipate achieving our annual targets for fiscal 2004. We now anticipate somewhat slower economic growth in Canada than we expected at the end of fiscal 2003 and that growth in the United States will be faster than we had previously expected. After expanding an estimated 1.6 per cent in calendar year 2003, Canadian real GDP is now anticipated to grow 2.8 per cent in 2004, down from our year-end estimate of 3.1 per cent. In contrast, following estimated growth of 3.1 per cent in 2003, U.S. real GDP is now expected to grow 4.6 per cent in 2004, up from our earlier estimate of 4.4 per cent. Growth in the Canadian economy has been undermined by the sharp increase in value of the Canadian dollar, though low interest rates have provided some offsetting support to domestic demand. Conversely, highly expansionary monetary and fiscal policies and a lower U.S. dollar continue to support the U.S. economy. Low interest rates and the competitive environment suggest that net interest margin will decline in Canadian retail banking. However, in both Canada and the United States, low credit costs remain highly supportive of growth in residential mortgages and personal loans, and improvement in equity markets continues to support investment banking and wealth management activities.

Management’s Responsibility for Financial Information

A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. As in the prior year, BMO filed certifications, signed by the CEO and CFO, with the SEC in the United States on January 23, 2004 when we filed our Annual Report and other continuous disclosure documents. In those filings, BMO’s CEO and CFO certify, as required by the United States Sarbanes Oxley Act, the appropriateness of BMO’s financial disclosures in our Form 40-F filings of continuous disclosure materials and the effectiveness of controls and procedures over those disclosures. Our CEO and CFO voluntarily certify to the SEC the appropriateness of our financial disclosures in BMO’s quarterly results news releases, including the attached unaudited interim consolidated financial statements.

As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited consolidated financial statements. BMO’s Board of Directors continues to approve these documents prior to their release. A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis of Results of Operations in BMO’s 2003 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit our web site to view quarterly financial information.

Regulatory Filings

Our continuous disclosure materials, including our annual MD&A and audited financial statements, our Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site, at the Canadian Securities Administrators’ web site, www.sedar.com, and on the EDGAR section of the SEC’s web site at www.sec.gov.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this news release, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2004 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness that impact on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply disruptions; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested investors, the media and others are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Quarterly Conference Call and Webcast Presentations

Interested parties are invited to listen to our quarterly conference call on Tuesday, February 24, 2004 at 2:30 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, March 9, 2004 by calling 416-695-5292 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering pass code 3481.

A live webcast of the quarterly conference call can be accessed on our web site at www.bmo.com/investorrelations. A replay of the webcast can be accessed on the site until Tuesday, May 25, 2004.

Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com,
416-867-3996 Ian Blair, Toronto, ian.blair@bmo.com,
416-867-3996 Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101

Investor Relations Contacts
Susan Payne, Senior Vice-President, Investor Relations, susan.payne@bmo.com, 416-867-6656
Lynn Inglis, Director, Investor Relations, lynn.inglis@bmo.com, 416-867-5452
Amanda Mason, Senior Manager, Investor Relations, amanda.mason@bmo.com, 416-867-3562

Chief Financial Officer
Karen Maidment, Senior Executive Vice-President and Chief Financial Officer,
karen.maidment@bmo.com, 416-867-6776

Corporate Secretary
corp.secretary@bmo.com,
416-867-6785

FINANCIAL PERFORMANCE REVIEW

Non-GAAP Measures

Non-GAAP measures used in the MD&A
($ millions,except as noted)

	Q1-2004	Q1-2003	Q4-2003
Net interest income per financial statements (a)	1,257	1,232	1,237
Non-interest revenue	1,106	1,047	1,132

Revenue per financial statements (b)	2,363	2,279	2,369

Taxable equivalent basis (teb) adjustment (c)	38	39	42

Net interest income (teb) (a+c) (d)(1)	1,295	1,271	1,279
Non-interest revenue	1,106	1,047	1,132

Revenue (teb) (e)(1)	2,401	2,318	2,411

Provision for income taxes per financial statements	240	141	200
Taxable equivalent basis adjustment	38	39	42

Provision for income taxes (teb)(1)	278	180	242

Non interest expense (f)	1,561	1,573	1,545
Amortization of intangible assets	(26)	(30)	(23)

Cash-based expense (g)(1)	1,535	1,543	1,522

Net income	532	399	513
Amortization of intangible assets, net of income taxes	19	22	18

Cash net income(1)	551	421	531
Preferred share dividends	(19)	(21)	(20)
Charge for capital	(294)	(278)	(290)

Net economic profit(1)	238	122	221

Non-interest expense-to-revenue ratio(2) (%) ((f/b) x 100)	66.1	69.0	65.2
Non-interest expense-to-revenue (teb) ratio (1) (2) (%) ((f/e) x 100)	65.0	67.9	64.0
Cash non-interest expense to revenue (teb) ratio(1) (2) (%) ((g/e) x 100)	63.9	66.6	63.1
Net interest margin annualized (%)((a / average assets) x 100)	1.87	1.88	1.85
Net interest margin (teb) annualized(1) (%) ((d / average assets) x 100)	1.92	1.94	1.91
EPS (uses net income) ($)	1.00	0.75	0.97
Cash EPS (1) (uses cash net income) ($)	1.03	0.79	1.00

(1)	These are non-GAAP amounts or non-GAAP measures.

(2)	Also referred to as productivity ratio and cash productivity ratio.

BMO uses certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

Cash earnings measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expenses to derive cash productivity measures.

BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in ratios by period and between institutions related to the choice of tax-advantaged and taxable investments.

Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

Foreign Exchange

The Canadian dollar equivalent of BMO’s U.S. denominated net income, revenues, expenses, income taxes and provision for credit losses in the first quarter of 2004 were lowered by the weakening of the U.S. dollar. The following table indicates the relevant average Canadian/U.S. dollar exchange rates for the quarter and comparative quarters and the impact of the lower Canadian/U.S. dollar exchange rate. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for the quarter. As such, these activities provide some relief from exchange rate fluctuations within a single quarter.

The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar denominated net income for the next three months. The effect of currency fluctuations on our net investment in foreign operations is discussed in the Provision for Income Taxes section.

Effects of the weaker U.S. dollar on BMO’s results

($ millions, except as noted)	vs. Q1-2003	vs. Q4-2003
Canadian/U.S. dollar exchange rate (average)
—Q1/2004 1.3069
—Q4/2003 1.3514
—Q1/2003 1.5546
Reduced revenue	(120)	(22)
Reduced expense	90	16
Reduced provision for credit losses	14	3
Reduced income taxes	7	1

Reduced net income before hedging gains	(9)	(2)
Hedging gains	2	2
Income taxes thereon	—	—

Reduced net income	(7)	—

Value Measures

Annualized ROE for the quarter was 18.3 per cent, ahead of our annual target of 16 to 18 per cent and up from 14.3 per cent in the first quarter of 2003 and from 17.9 per cent in the fourth quarter of 2003.

EPS of $1.00 rose 33 per cent from the first quarter a year ago. BMO is targeting 10 to 15 per cent EPS growth for the year. EPS was up $0.03 or three per cent from the fourth quarter of 2003, matching the increase attributable to the four items discussed previously.

Net economic profit was $238 million (see the Non-GAAP Measures section), compared with $122 million in the first quarter of 2003 and $221 million in the fourth quarter. Net economic profit represents cash net income available to common shareholders, less a charge for capital.

The total shareholder return (TSR) on an investment in BMO common shares was 17.9 per cent during the first quarter, the best of Canada’s six major banks. The TSR for the twelve months ended January 31, 2004 was 44.1 per cent, the second best of the banks.

BMO’s average annual TSR for the five-year period ended January 31, 2004 was 15.2 per cent, just above the six-bank average and improving to third best of the banks. The comparable TSX average annual total return was 6.5 per cent. The five-year average annual TSR is our primary measure of shareholder value and the most important of our financial performance and condition measures. Our governing objective is to maximize shareholder value and generate, over time, first quartile total shareholder returns relative to our Canadian and North American peer groups.

Net Income

Net income for the first quarter of 2004 was $532 million, an increase of $133 million or 34 per cent from the first quarter of 2003. Net income was affected by certain items:

•	The one-time impact of a change in accounting for mortgage loan prepayment fees that increased net interest income by $42 million ($27 million after tax);

•	The one-time impact of a change in accounting for gains and losses on BMO shares held by BMO subsidiaries that reduced non-interest trading revenue $26 million ($16 million after tax);

•	A reduction of the general allowance for credit losses that reduced the provision for credit losses by $40 million ($26 million after tax); and

•	an increase to future income tax liabilities related to U.S. real estate that increased the provision for income taxes by $19 million.

Excluding the $18 million (or $0.03 per share) increase in net income related to the four items above, net income was $514 million, an improvement of $115 million from a year ago. On a similarly adjusted basis, EPS was $0.97 and cash EPS was $1.00, up $0.22 and $0.21, respectively, from a year ago. The $115 million increase was a result of the specific provision for credit losses declining from $150 million to $55 million (a reduction of $65 million after tax or $0.13 per share) due to favourable credit performance and improving U.S. economic conditions. The remaining increase in net income was attributable to business growth in our operating groups.

Revenue (on a taxable equivalent basis — see the Non-GAAP Measures section) increased $83 million or four per cent from a year ago to $2,401 million, but would have grown by $203 million or nine per cent if the Canadian/U.S. dollar exchange rate had remained at the same level of a year ago.

As outlined above and discussed in more detail below and in Note 2 to the attached unaudited interim consolidated financial statements, during the quarter BMO changed certain of its accounting policies, which resulted in a one-time increase in net income in the current quarter.

Mortgage prepayment fees received are no longer deferred and amortized into income but are instead recognized in net interest income when received. Net interest income in the quarter includes $42 million ($27 million after tax) related to the recognition of previously deferred mortgage prepayment fees.

BMO subsidiaries have periodically conducted trading activities on behalf of clients that include taking positions in Bank of Montreal shares, as well as shares in other publicly traded companies, to hedge derivative-related trading positions with other clients. These activities typically generate both market related gains and losses in a period that are substantially equal and offsetting. The offsetting gains and losses have previously both been included in trading revenues. This quarter, we were required to change our accounting policies to comply with new GAAP requirements that relate to holding investments in a company’s own shares, and the effect of the change was that a $26 million ($16 million after tax) gain on holding BMO shares related to this trading activity has been credited to shareholders equity while the related offsetting loss on the derivative contracts continued to be charged against trading revenue. This accounting result does not reflect the true economic impact of this hedging relationship. The one-time $16 million impact on net income in the quarter is not expected to recur in future quarters as our subsidiaries have undertaken, when possible, to utilize different structures in their trading practices to limit holdings of Bank of Montreal common shares.

Net income was up $19 million from the fourth quarter of 2003, primarily because of the one-time $18 million after-tax impact of the four items included in Corporate Support. A $40 million ($28 million after tax) reduction in the specific provision for credit losses and higher net gains on investment securities were largely offset by the effects of lower net interest margins and reduced other income in Corporate Support. Investment Banking Group reported record net income and Private Client Group reported its second highest net income ever, as both benefited from the more favourable investment climate and initiatives undertaken in the past year. Personal and Commercial Client Group net income declined, primarily due to lower transaction-based revenue in Canada, driven by seasonal factors.

Net income from U.S.-based businesses totalled $51 million or 10 per cent of BMO net income in the quarter. Current quarter U.S.-based net income was reduced by the $19 million adjustment to future income tax liabilities related to U.S. real estate. Excluding the impact of this adjustment on U.S.-based net income and the impact of all four of the previously mentioned items affecting total net income, first quarter net income from U.S.-based businesses was $70 million or 14 per cent of BMO net income. This compared with $72 million and 18 per cent in the first quarter a year ago and $97 million or 19 per cent of total net income in the fourth quarter of 2003. U.S.-based income improved year-over-year in absolute terms and as a percentage of total income in all of our operating groups but declined in Corporate Support, reflecting lower revenue from net investment activities, which also drove the decline from the fourth quarter.

Revenue

As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenue in this MD&A are stated on that basis.

Revenue of $2,401 million increased $83 million or four per cent from the first quarter of last year as both net interest income and non-interest revenue rose. Revenue growth was favourably affected by the net $16 million impact of changes in accounting policies mentioned previously and the incremental impact of the acquisition of Harris Nesbitt Gerard. However, revenue growth was lowered $120 million or five percentage points by the weaker U.S. dollar. Reduced net interest margins also limited revenue growth.

Relative to the fourth quarter, revenue declined $10 million due to the effect of lower net interest margins and the weaker U.S. dollar.

Net Interest Margin (teb)

		Increase/(Decrease)	Increase/(Decrease)
(in basis points)	Q1-2004	vs. Q1-2003	vs. Q4-2003
P&C Canada	273	(20)	(6)
P&C United States	401	12	(13)

Personal and Commercial Client Group	291	(16)	(7)
Private Client Group	1,021	81	(8)
Investment Banking Group	92	(11)	(5)
Corporate Support, including Technology and Solutions	nm	nm	nm

Total BMO	192	(2)	1

nm — not meaningful

Net interest income was $1,295 million, an increase of $24 million from the first quarter of last year. Average assets rose $8.4 billion. Net interest margin was 1.92 per cent for the quarter, a decline of 2 basis points from a year ago. Excluding the impact of the $42 million of mortgage prepayment fees in net interest income of the Corporate Support Group, net interest margin declined 8 basis points to 1.86 per cent. Personal and Commercial Client Group net interest margin was higher in the United States but declined in Canada due to changes in consumer product preferences and the competitive environment. In Canada, reduced net interest margin in personal and commercial banking is expected in the foreseeable future, given the low interest rate outlook and competitive environment. Investment Banking Group net interest margin was also down from a year ago, due to compressed spreads in its interest rate sensitive businesses, a reduction in higher yielding corporate loans and increased interest expense from the unwinding of hedge contracts related to the sale of certain investment securities.

Relative to the fourth quarter, net interest income rose $16 million. Average assets rose $2.1 billion or one per cent. Net interest margin rose by 1 basis point, but fell by 5 basis points excluding the mortgage prepayment fees adjustment. As expected, personal and commercial banking margins declined. In Canada, the decline was due to shifts in customer product preferences and the competitive environment. Net interest margin fell in Investment Banking Group due to lower cash collections on loans that were previously classified as impaired and higher interest expense from the unwinding of the hedge contracts related to the sale of certain investment securities.

Non-interest revenue increased $59 million or six per cent from the prior year to $1,106 million. The increase was attributable to improved revenue from all operating groups, particularly Investment Banking Group, which benefited from a $52 million increase in net investment securities gains. Higher net investment securities gains were in part due to a decline in investment write-downs, which totalled $14 million in the current quarter, compared with $34 million a year ago. Increases in revenues were partially offset by the effects of the weaker U.S. dollar and the adjustment related to subsidiary holdings of BMO shares.

Relative to the fourth quarter, non-interest revenue fell $26 million or two per cent. Higher capital markets fees and net investment securities gains were more than offset by lower Corporate Support revenues, a reduction in trading revenue associated with the accounting change for subsidiary holdings in BMO shares, reduced securitization revenues and lower transaction-based revenue in Canadian personal and commercial banking due to seasonal factors. Approximately $22 million of the $32 million increase in net investment securities gains was due to lower write-downs in the current quarter.

Non-Interest Expenses

Non-interest expenses of $1,561 million in the first quarter decreased $12 million or one per cent from the first quarter of last year. Adjusting for the $90 million effect of the weaker U.S. dollar, expenses would be $78 million or five per cent higher than a year ago. The increase was attributable to a $55 million increase in performance-based compensation costs, the $34 million incremental impact of acquired businesses and higher benefit costs, partially offset by lower salary and lower premises and equipment costs, reflecting cost management efforts. As explained in note 2 to the attached unaudited interim consolidated financial statements, BMO commenced capitalizing certain costs associated with internally developed software in the quarter, decreasing employee compensation costs by $12 million and increasing net income by $8 million.

Non-interest expenses were $16 million or one per cent higher than in the fourth quarter. The decline in the U.S. dollar lowered expenses by $16 million. The increase in expenses was due to higher performance-based compensation costs.

The productivity ratio of 65.0 per cent improved 290 basis points from 67.9 per cent a year ago, but was 100 basis points higher than the 64.0 per cent ratio in the fourth quarter. The cash productivity ratio of 63.9 per cent improved 270 basis points from a year ago but was 80 basis points higher than in the fourth quarter. We are targeting a reduction of 150 to 200 basis points in our cash productivity ratio in 2004.

Income Taxes

As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provision for income taxes and associated rates are stated on a taxable equivalent basis in this MD&A.

The provision for income taxes increased $98 million from the first quarter a year ago and $36 million from the fourth quarter to $278 million, reflecting higher earnings before income taxes and a higher effective tax rate. The previously mentioned $19 million future income tax adjustment increased the effective tax rate in the quarter from 31.4 per cent to 33.7 per cent, up from 30.3 per cent a year ago and 31.5 per cent in the fourth quarter. In addition to the impact of the $19 million adjustment, changes in the effective rate related to a higher proportion of income from higher tax rate jurisdictions this quarter and the impact of the recently announced Ontario tax rate increase on current income taxes ($5 million or 60 basis points), partly offset by the favourable impact of this rate increase on future income tax assets and liabilities ($13 million or 160 basis points). We continue to expect that the effective rate in 2004 will be 31 to 32 per cent and consider that rate to be sustainable.

BMO hedges the foreign exchange risk arising from its net investment in foreign operations by funding the net investment in U.S. dollars. Under the program, the gain or loss from hedging and the unrealized gain or loss from translation of the net investment in foreign operations are charged or credited to shareholders’ equity, but usually are approximately equal and offsetting. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to retained earnings, while the associated unrealized gain or loss on the net investment in foreign operations does not attract income taxes until the investment is liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in exchange rates from period-to-period. This quarter’s hedging losses have given rise to an income tax recovery in retained earnings of $18 million. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited interim consolidated financial statements for further details.

Balance Sheet

Total assets of $265.4 billion increased $8.9 billion from October 31, 2003. There were higher balances in securities ($2.7 billion), net loans and acceptances ($3.4 billion), other assets ($2.0 billion) and derivative financial instruments ($0.9 billion).

Growth in securities consisted of an increase of $3.6 billion in trading securities, partially offset by a decrease of $0.9 billion in investment securities. The increase in trading securities reflects higher holdings in Canadian government securities and our equity swap lines of business. The decrease in investment securities reflects lower Canadian government securities. Unrealized gains on investment securities decreased $22 million from last year-end, as there were lower unrealized gains in U.S. government securities, partially offset by higher unrealized gains in corporate equities.

The $3.4 billion increase in net loans and acceptances was attributable to a $1.7 billion increase in residential mortgages and retail loans, which continue to grow in the low interest rate environment, and a $1.6 billion increase in securities purchased under resale agreements.

The increase in other assets of $2.0 billion was mainly due to a $1.5 billion increase in amounts due from clients, dealers and brokers and a $0.6 billion increase in accounts receivable, prepaid expenses and other items.

Total liabilities increased $8.4 billion from October 31, 2003, reflecting a $6.5 billion increase in deposits, a $1.1 billion increase in derivative financial instruments and a $1.4 billion increase in securities sold but not yet purchased.

Deposits by banks increased $1.8 billion and continue to provide funding for growth in trading securities Deposits by business and governments, which account for 43 per cent of total deposits, increased $3.6 billion. Deposits from individuals, which tend to be more stable, increased $1.1 billion and accounted for 42 per cent of total deposits, compared with 43 per cent at October 31, 2003.

Risk Management

The provision for credit losses totalled $15 million in the quarter, down from $150 million in the first quarter of last year and $95 million in the fourth quarter. The decrease in the provision reflects the continuing improvement in the performance of BMO’s credit portfolios, as well as a $40 million reduction in the general allowance, which also reflects improving credit conditions. The $55 million specific provision represents an annualized 15 basis points of average net loans and acceptances, including securities purchased under resale agreements, compared with 39 basis points in the first quarter a year ago and 25 basis points in the fourth quarter. The $15 million total provision represents an annualized 4 basis points of average net loans and acceptances.

We now anticipate our annual specific provisions for credit losses to be $300 million or less for fiscal 2004, down from the target of $500 million or less established at the end of the fourth quarter of 2003.

Asset quality and credit performance improved in the quarter and our outlook on credit quality remains positive for 2004 due primarily to declining corporate default rates and better U.S. economic conditions. BMO does not have significant exposure to economic sectors that are considered most at risk in today’s economic environment. Nonetheless, we remain attentive to factors that could affect credit quality including: further deterioration in the U.S. electric power generation sector, the adverse impacts of BSE (mad cow disease) on the Canadian cattle farming and related sectors, the ongoing softwood lumber dispute between Canada and the United States and a continuation of the rapid rise in the Canadian dollar relative to the U.S. dollar. Further significant weakening of the U.S. dollar could impact the Canadian Commercial/Corporate loan portfolio, particularly our exposures to those industries that depend heavily on exports or for which there is substantial import competition, including the automotive and forestry industries.

Gross impaired loans totalled $1,786 million, compared with $1,918 million at the end of the fourth quarter. Gross impaired loans represent 1.18 per cent of gross loans and acceptances, compared with 1.30 per cent at the end of the fourth quarter. Gross impaired loans as a percentage of equity and allowance for credit losses improved to 11.0 per cent, down from 12.2 per cent at the end of 2003. Impaired loans, after deduction of specific allowances for credit losses, totalled $1,189 million, compared with $1,313 million at the end of last year.

New impaired loan formations totalled $242 million in the quarter, down from $397 million in the fourth quarter, and write-offs totalled $109 million, down from $185 million.

Loan loss recoveries were $32 million in respect of loans written off in prior periods, compared with $17 million of such recoveries in the first quarter of a year ago and $28 million in the fourth quarter.

During the quarter, we sold $146 million of gross non-performing loans, having a net book value of $109 million, for proceeds of $135 million, generating $26 million in reversals of previously established allowances for credit losses.

The total allowance for credit losses, which consists of specific and general allowances, was $1,739 million at the end of the quarter, down $52 million from October 31, 2003. The decrease in the total allowance consisted of an overall $12 million reduction in specific allowances and the $40 million reduction in the general allowance. The net reduction in the specific allowance was due to a combination of provision reversals, loan repayments and reductions and sales of impaired positions combined with a moderate amount of new provisions. Given the reduction in higher risk corporate loan balances and improving credit conditions, we reduced the general allowance by $40 million. The general allowance represents 86 basis points of risk-weighted assets at the end of the quarter, down from 91 basis points at October 31, 2003. The general allowance, which is maintained to absorb impairment in the existing portfolio that cannot yet be associated with specific credit assets, remains adequate. The sufficiency and appropriateness of the general allowance will continue to be reviewed on a quarterly basis as required under GAAP. We believe the total allowances for credit losses fully address impairment in the credit portfolios.

BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, at 79 per cent, up from 74 per cent a year ago and consistent with the ratio at the end of 2003.

BMO’s market risk and liquidity and funding management practices and key measures were outlined on pages 48 to 51 of the 2003 Annual Report. During the quarter, we implemented our Comprehensive Value at Risk model for market risk management and reporting purposes, for the trading and underwriting mark-to-market portfolio. The model better reflects the correlations and offsets that exist within and between different classes of market risk and methodology improvements for more complex trading products. This has resulted in a reduction of reported value at risk levels for the trading and underwriting mark-to-market portfolio relative to the previous quarter. During the quarter, we submitted the model to our regulator and are currently awaiting approval for its use in calculating regulatory capital. The reduction in the risk level for the trading and underwriting money market accrual portfolio relative to the previous quarter is also primarily due to the improvements in our measurement methodologies. Otherwise, there have been no material changes to risk practices in the quarter.

Capital Management

On February 24, 2004 BMO announced a 14 per cent increase in its quarterly common share dividends, raising the quarterly payment from $0.35 to $0.40. This represents the twelfth consecutive year of increases in common share dividends. The increase reflects our strong capital position and our confidence in the quality of our earnings and our ability to meet our annual targets.

BMO’s Tier 1 capital ratio increased to 9.65 from 9.55 per cent at the end of the last year and from 9.05 in the first quarter of 2003. The total capital ratio was 11.67, compared with 12.09 at the end of last year and 12.49 in the first quarter of a year ago. Commencing this quarter, investments in insurance subsidiaries are deducted for the purpose of calculating the total capital ratio. These investments are now considered substantial and as such, BMO is now required to deduct the amount of the investment in determining total capital.

On August 5, 2003, BMO announced a program to repurchase up to 15 million common shares, or approximately three per cent of its then issued and outstanding common shares, through a normal course issuer bid. Repurchases can occur during the period ending August 6, 2004. During the quarter, BMO repurchased 150,000 shares at an average cost of $54.21 per share for $8.1 million. Since the program’s inception, BMO has repurchased 432,800 shares at an average cost of $47.51 per share for $20.6 million.

Critical Accounting Policies

The notes to BMO’s October 31, 2003 audited consolidated financial statements outline our significant accounting policies. In addition, Note 2 to the attached unaudited interim consolidated financial statements provides details of changes to significant accounting polices since October 31, 2003, specifically changes in accounting policy as a result of new requirements on sources of GAAP.

Page 44 of the 2003 Annual Report contains a discussion of certain accounting policies that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.

Future Accounting Changes

We will adopt the CICA’s new accounting guideline on consolidation of variable interest entities (VIEs) on November 1, 2004. VIEs include bank securitization vehicles, our high-grade structured investments entities, mutual funds and personal trusts for which we manage assets, our high-yield collateralized bond obligations entities and customer securitization entities. Note 8 to the audited annual consolidated financial statements on page 81 of BMO’s 2003 Annual Report provides information on such entities. Our interests in our high-yield collateralized bond obligations were disposed of during the quarter with minimal impact on net income. We currently anticipate that:

•	Bank securitization vehicles are not subject to consolidation under the new rules.

•	Our interests in high-grade structured investment entities, mutual funds and personal trusts for which we manage assets are not expected to meet the criteria for consolidation.

•	Our arrangements with customer securitization vehicles are expected to be restructured prior to November 1, 2004 in order to meet the criteria for non-consolidation. These vehicles held approximately $20 billion of assets and liabilities at quarter end and were consolidated on January 31, 2004 for purposes of determining BMO’s U.S. GAAP results in the quarter.

In the first quarter of 2005, we will adopt new accounting rules on the classification of financial instruments as liabilities or equity. Under the new rules we expect to reclassify approximately $850 million of preferred shares and $1,150 million of non-controlling interest in subsidiaries to debt. This change in accounting is expected to reduce net income by approximately $45 million in fiscal 2005 and subsequent years due to the reclassification of preferred share dividends to interest expense. The change will not have any impact on earnings per share or net income available to common shareholders since preferred share dividends are currently deducted from net income in determining these measures.

Credit Rating

BMO’s credit rating, as measured by Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA-with a stable outlook, the best, together with one of our competitors, of the six major Canadian banks. Our credit rating, as measured by Moody’s senior debt ratings, remains unchanged at Aa3 with a stable outlook, below only one of the six major Canadian banks. Both credit ratings are indicative of high grade, high quality issues.

REVIEW OF OPERATING GROUPS PERFORMANCE

The following sections review the financial results of each of our operating groups for the first quarter of 2004, and outline some of their business achievements in the quarter.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect the transfers. Note 7 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses.

Operating Groups Summary Income Statements and Statistics for Q1-2004

				Corp. incl.
($ millions, except as noted)	P&C	PCG	IBG	T&S	Total BMO
Net interest income (teb)	837	131	335	(8)	1,295
Non-interest revenue	373	340	400	(7)	1,106

Total revenue (teb)	1,210	471	735	(15)	2,401
Provision for credit losses	76	—	44	(105)	15
Non-interest expense	761	392	385	23	1,561

Income before income taxes and non-controlling interest in subsidiaries	373	79	306	67	825
Income taxes (teb)	126	24	94	34	278
Non-controlling interest in subsidiaries	1	—	—	14	15

Net income Q1-2004	246	55	212	19	532

Net income Q4-2003	253	44	188	28	513

Net income Q1-2003	221	35	181	(38)	399

Other statistics

Net economic profit	139	23	84	nm	238
Return on equity	23.8%	13.6%	18.1%	nm	18.3%
Cash return on equity	24.6%	16.6%	18.1%	nm	19.0%
Non-interest expense-to-revenue ratio	62.9%	83.3%	52.4%	nm	65.0%
Cash non-interest expense-to-revenue ratio	62.2%	79.7%	52.4%	nm	63.9%
Net interest margin	2.91%	10.21%	0.92%	nm	1.92%
Average common equity	3,934	1,536	4,382	1,279	11,131
Average assets ($ billions)	114.6	5.1	144.5	3.9	268.1
Full-time equivalent staff	19,607	5,339	2,131	6,830	33,907

nm – not meaningful

PERSONAL AND COMMERCIAL CLIENT GROUP

		Increase/(Decrease)		Increase/(Decrease)
($ millions, except as noted)	Q1-2004	vs. Q1-2003		vs. Q4-2003
Net interest income (teb)	837	5	1%	(13)	(1%)
Non-interest revenue	373	8	2%	(22)	(6%)

Total revenue (teb)	1,210	13	1%	(35)	(3%)
Provision for credit losses	76	—	—	1	1%
Non-interest expense	761	(19)	(2%)	(18)	(2%)

Income before income taxes and non-controlling interest in subsidiaries	373	32	9%	(18)	(4%)
Income taxes (teb)	126	7	5%	(12)	(7%)
Non-controlling interest in subsidiaries	1	—	—	1	31%

Net income	246	25	11%	(7)	(3%)

Amortization of intangible assets (after tax)	7	(1)	(4%)	—	—

Cash net income	253	24	11%	(7)	(3%)

Return on equity	23.8%		2.5%		(0.7%)
Cash return on equity	24.6%		2.5%		(0.6%)
Non-interest expense-to-revenue ratio	62.9%		(2.2%)		0.3%
Cash non-interest expense-to-revenue ratio	62.2%		(2.3%)		0.1%
Net interest margin	2.91%		(0.16%)		(0.07%)
Average assets	114,551	7,094	7%	1,369	1%

Financial Performance Review

Net income of $246 million for the first quarter of 2004 was up $25 million or 11 per cent from the first quarter of 2003, driven by revenue growth in Canada and lower expenses in both Canada and the United States. Net income was down $7 million or three per cent from the fourth quarter.

Revenue for the quarter rose $13 million or one per cent from the same quarter a year ago to $1,210 million. Strong volume growth in Canada and the United States was partially offset by the effects of lower net interest margins in Canada resulting from competitive pressures, the historically-low rate environment and shifting customer product preferences toward low spread products. In Canada, reduced net interest margin in personal and commercial banking is expected in the foreseeable future, given the low interest rate outlook and competitive environment. Despite strong volume growth, total personal market share in Canada has declined in a highly competitive market. In the United States, retail and business banking revenue was down marginally but would have increased 16 per cent if exchange rates were unchanged.

Revenue fell three per cent from the fourth quarter, primarily due to a decline in transaction-based revenues, which are typically lower in the first quarter of the year. In the United States, revenue declined as volume growth was offset by lower net interest margins and the lower U.S. dollar.

Non-interest expenses of $761 million in the first quarter were down $19 million or two per cent from a year ago. Canadian personal and commercial banking costs were down $6 million due to high performance-based incentive costs in the prior year. U.S. expenses were down $13 million or eight per cent, but would have increased nine per cent if exchange rates were unchanged.

Relative to the fourth quarter, non-interest expenses were two per cent lower, as expenses were down in both Canada and the United States. The weaker U.S. dollar contributed to the decline.

The Group’s productivity ratio improved to 62.9 per cent from 65.1 per cent in the first quarter of 2003, but was slightly higher than the 62.6 per cent achieved in the fourth quarter. The 219 basis points improvement from the prior year was driven by high performance-based incentive costs in 2003. This significant level of improvement is not expected to continue for the remainder of the year due to slowing revenue growth. The cash productivity ratio improved 231 basis points from the first quarter a year ago to 62.2 per cent. Chicagoland Banking’s cash productivity ratio improved 510 basis points from an unusually high ratio in the first quarter a year ago and was unchanged from the fourth quarter.

Net income from U.S. operations included in results above represented 11 per cent of total net income in the first quarter, compared with 10 per cent a year ago and 12 per cent in the fourth quarter.

BMO’s corporate banking operations in the United States are concentrated among mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal and commercial banking units. The following table shows the effect of including this U.S.-based mid-market business in the Personal and Commercial Client Group on a pro-forma basis and provides more geographic detail on results. The table reflects the inclusion of $133 million of corporate mid-market revenue and $45 million of net income in U.S. results for the quarter.

If results of the U.S. mid-market banking unit were included in Personal and Commercial Client Group results, net income from U.S. operations would represent 25 per cent of the Group’s earnings for the quarter, compared with 11 per cent as currently reported. Revenue from U.S. operations, after including the U.S. mid-market corporate banking unit, would be 25 per cent of the Group’s revenue for the quarter, compared with 17 per cent as currently reported. On a similarly adjusted basis, the non-interest expense-to-revenue ratio for this quarter would be 60.0 per cent, compared with 62.9 per cent as currently reported.

Personal and Commercial Client Group adjusted to
include U.S.-based mid-market business		Increase/(Decrease)		Increase/(Decrease)
($ millions, except as noted)	Q1-2004	vs. Q1-2003		vs. Q4-2003
Canada — revenue	1,004	18	2%	(24)	(2%)
United States — revenue	339	(20)	(5%)	(19)	(5%)

Total revenue (teb)	1,343	(2)	—	(43)	(3%)

Canada — net income	218	18	9%	(4)	(2%)
United States — net income	73	1	1%	(15)	(17%)

Total net income	291	19	7%	(19)	(6%)

Canada — return on equity	27.8%		0.3%		(2.9%)
United States — return on equity	15.9%		3.4%		0.6%
Total — return on equity	23.5%		2.5%		(0.5%)
Canada — non-interest expense-to-revenue ratio	60.6%		(1.6%)		0.2%
United States — non-interest expense-to-revenue ratio	58.3%		(2.3%)		3.5%
Total — non-interest expense-to-revenue ratio	60.0%		(1.8%)		1.0%

Business Developments and Achievements

The Group’s objectives and outlook for fiscal 2004 and the environment in which it operates are outlined on pages 28 to 31 of BMO’s 2003 Annual Report. Notable business developments and achievements in the first quarter in support of the Group’s 2004 objectives are listed below.

•	The Group achieved strong growth in Canada where loans and acceptances, after adding back the effects of securitizations, increased $5.9 billion or 6.4 per cent from the first quarter of 2003, and $1.0 billion or 1.0 per cent from the fourth quarter of 2003. Personal and commercial deposits grew $2.6 billion or 7.0 per cent from a year ago, and $0.9 billion or 2.4 per cent from the fourth quarter.

•	In Canada, the most recently available data indicates that BMO continued to rank second in business banking market share for business loans $5 million and below. Business banking market share declined 16 basis points year-over-year and 32 basis points from the fourth quarter of 2003 to 19.28 per cent. Personal loans and mortgages market share declined 33 basis points from a year ago and 8 basis points from the fourth quarter to 13.73 per cent, as we continue to lose market share to aggressive price-based competitors. Personal deposit market share declined 10 basis points from the first quarter of 2003 but increased 3 basis points from the fourth quarter to 13.37 per cent.

•	BMO Bank of Montreal introduced its revamped and fully integrated online banking website to make banking online simpler, easier and faster for our personal and business banking customers. The redesigned site now provides a single point of entry and one convenient menu that lets customers perform transactions, obtain product and rate information and access all of BMO Bank of Montreal’s other online services.

•	The Bank’s Aboriginal Banking Group launched an innovative home renovation-financing alternative for residents of First Nation communities. The BMO On Reserve Home Renovation Program provides personal loans from $5,000 to $25,000 to renovate existing owner-occupied single-family homes located on First Nations territory to increase energy efficiency or create a healthier environment. A unique feature of the program allows members who may not meet usual credit requirements to access financing for minor renovations, as the loans are secured by the First Nation.

•	Consistent with the Bank’s focus on Customer Service, two initiatives were introduced by the Asian Banking Group to increase the accessibility of banking services to the Asian community. Online banking now includes a new glossary with a comprehensive list of banking terms and their Korean equivalent. The Bank also introduced a simplified Chinese character option on the Internet site, allowing customers from Mainland China to easily browse the bmo.com site using the more familiar characters.

•	On February 4, 2004, subsequent to quarter-end, Chicagoland Banking announced its intention to acquire New Lenox State Bank in Will County, Illinois. This US$228.5 million transaction, which is expected to close in the summer of 2004, will add $998 million in assets and $899 million in deposits. The acquisition will add eight branches to our existing 155-branch franchise, including the recently announced Lakeland acquisition, which is expected to close in March. Current plans are to add ten additional branch locations in 2004.

•	In the United States loans increased $1.7 billion or 18 per cent from a year ago on the strength of consumer loan growth of 20 per cent and small business loan growth of 12 per cent in a difficult market environment.

•	Chicagoland Banking successfully implemented a single commercial deposit processing system in November that has allowed us to simplify our back office processes and provide improved functionality for customers and a common platform to all business markets.

PRIVATE CLIENT GROUP

		Increase/(Decrease)		Increase/(Decrease)
($ millions, except as noted)	Q1-2004	vs. Q1-2003		vs. Q4-2003
Revenue (teb)	471	21	5%	18	4%
Provision for credit losses	—	(1)	(44%)	—	—
Non-interest expense	392	(5)	(1%)	11	3%

Income before income taxes	79	27	48%	7	9%
Income taxes (teb)	24	7	32%	(4)	(15%)

Net income	55	20	55%	11	25%

Amortization of intangibles (after tax)	11	(3)	(17%)	1	12%

Cash net income	66	17	35%	12	23%

Return on equity	13.6%		5.8%		3.8%
Cash return on equity	16.6%		5.5%		4.4%
Non-interest expense-to-revenue ratio	83.3%		(4.8%)		(0.8%)
Cash non-interest expense-to-revenue ratio	79.7%		(3.4%)		(0.8%)
Net interest margin	10.21%		0.81%		(0.08%)
Average assets	5,092	(702)	(12%)	(62)	(1%)

Financial Performance Review

Net income of $55 million increased $20 million or 55 per cent from the first quarter of 2003. Revenue growth across all major lines of business combined with sustained containment of core expenses resulted in a 480 basis point improvement in the non-interest expense-to-revenue ratio. Relative to the fourth quarter of 2003, net income improved $11 million or 25 per cent on higher revenues combined with a low effective tax rate in the current quarter.

Revenue of $471 million in the first quarter rose $21 million from a year ago but would have grown $46 million or 10 per cent if the Canadian/U.S. dollar exchange rate remained unchanged. Revenue growth was driven by appreciating fee-based managed asset values, higher client trading volumes on improved market fundamentals and ongoing revenue generating initiatives. Relative to the fourth quarter of 2003, revenues rose $18 million or four per cent.

Non-interest expenses of $392 million in the first quarter declined by $5 million from a year ago but would have increased $22 million or six per cent if the Canadian/U.S. dollar exchange rate remained unchanged. Expense growth was limited to incremental revenue-based costs, as operating expenses were lower due to the benefit of last year’s cost containment initiatives. Relative to the fourth quarter of 2003, non-interest expenses rose $11 million or three per cent, due primarily to incremental expense associated with revenue growth.

The net loss from U.S. operations was $1 million in the first quarter of 2004, a $13 million improvement over the first quarter of 2003. Cash net income was $10 million. Revenues declined $6 million from a year ago but would have grown $19 million or 14 per cent if the Canadian/U.S. dollar exchange rate remained unchanged. Revenue growth was driven by higher client trading volumes and fee-based assets, combined with improved net interest margins. Expenses declined $26 million from a year ago, but would have increased $1 million or one per cent if the Canadian/U.S. dollar exchange rate remained unchanged. Incremental revenue-based costs were offset by the benefits of cost containment initiatives completed in the prior year. Relative to the fourth quarter of 2003, the net loss improved by $6 million.

Business Developments and Achievements

The Group’s objectives and outlook for fiscal 2004 and the environment in which it operates are outlined on page 33 of BMO’s 2003 Annual Report. Notable business developments and achievements in the first quarter in support of the Group’s 2004 objectives are set out below.

•	The Group’s $278 billion of assets under management and administration, including term investments, increased 12 per cent from the first quarter of 2003, excluding the effect of the weaker U.S. dollar on U.S.-based assets and the exit of assets associated with a sub-custodial client relationship that was discontinued during the reporting period. Revenues associated with that sub-custodial service were minimal. On a reported basis, assets declined by $1 billion.

•	Full Service and Direct Investing client assets reached record levels at the end of the quarter. Full Service assets grew 19 per cent year-over-year, while Direct Investing assets increased 32 per cent, excluding the effect of the weaker U.S. dollar on U.S.-based assets.

•	Guardian Group of Funds Ltd. net sales in the quarter were six per cent higher than in the fourth quarter of 2003, outpacing the industry’s one per cent increase.

•	Euromoney Magazine, one of Europe’s leading sources on international banking, selected BMO Harris Private Bank as the best private bank in Canada. The survey identified companies that are recognized by competitors and industry players as leaders in private banking services. BMO Harris Private Bank provides a comprehensive and holistic service approach to affluent Canadians through a dedicated team of professionals in a variety of disciplines including banking, investment management, estate planning and trust and philanthropic services.

•	BMO InvestorLine was ranked No. 1 in Gomez Canada’s ranking of online brokerages, for the fourth consecutive time. BMO InvestorLine’s offering of a broad range of tools and services designed for the long-term investor made it the best choice for “Life-Goal Planners” as well as “One Stop Shoppers”. Enhancements that improve the navigation of the web site and InvestorLine’s continued excellent customer service were also highlighted.

INVESTMENT BANKING GROUP

		Increase/(Decrease)		Increase/(Decrease)
($ millions, except as noted)	Q1-2004	vs. Q1-2003		vs. Q4-2003
Revenue (teb)	735	48	7%	68	10%
Provision for credit losses	44	(15)	(25%)	(13)	(23%)
Non-interest expense	385	20	6%	59	18%

Income before income taxes	306	43	17%	22	8%
Income taxes (teb)	94	12	15%	(2)	(3%)

Net income	212	31	17%	24	14%

Return on equity	18.1%		3.8%		3.3%
Non-interest expense-to-revenue ratio	52.4%		(0.8%)		3.5%
Net interest margin	0.92%		(0.11%)		(0.05%)
Average assets	144,499	2,924	2%	769	1%

Financial Performance Review

Record net income of $212 million for the first quarter of 2004 increased $31 million or 17 per cent from the prior year and $24 million or 14 per cent from the fourth quarter driven by higher non-interest income and a reduced provision for loan losses resulting from improving credit conditions.

Revenue for the first quarter of $735 million was $48 million or seven per cent higher than a year ago as the Group is benefiting from improving economic conditions in the U.S. and stronger equity markets. Non-interest revenue was higher, reflecting improved client transaction volumes across several businesses, increased equity and debt origination, improved trading revenue and higher revenue due to the inclusion of Harris Nesbitt Gerard (HNG). IBG also benefited from a $52 million increase in net investment securities gains. Net interest income declined from a year ago, reflecting compressed spreads in our interest rate sensitive businesses and reduced corporate lending volumes. During the quarter, the group realized gains on the sale of certain investment securities, which were partly offset by increased interest expense resulting from the unwinding of related hedge contracts. The weaker U.S. dollar lowered revenue growth by $65 million or nine percentage points.

Revenue was up $68 million or 10 per cent from the fourth quarter on higher non-interest revenue. Client transaction volumes continued to improve. Growth was attributable to improved trading revenue, the continued strength in equity origination activity, higher M&A fees, and a $51 million improvement in net investment securities gains. Net interest income was slightly lower, reflecting higher interest expense resulting from the unwinding of hedges discussed above and higher fourth quarter cash collections on loans previously classified as impaired.

Non-interest expenses of $385 million in the first quarter were up $20 million or six per cent from a year ago, in part due to the inclusion of HNG and improved business results. A weaker U.S. dollar lowered expenses in the quarter by $31 million. Expenses rose $59 million or 18 per cent from the fourth quarter primarily due to higher performance-based compensation costs.

The Group’s productivity ratio improved by 80 basis points from a year ago to 52.4 per cent. Excluding the incremental impact of HNG, productivity improved 310 basis points to 50.1 per cent. The productivity ratio increased 350 basis points from the fourth quarter.

Net income from U.S. operations represented 42 per cent of Group net income this quarter, compared with 31 per cent a year ago and 38 per cent in the fourth quarter of 2003. The weaker U.S. dollar continues to negatively affect U.S.-sourced net income.

Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$1 billion. Currently, the revenue from our mid-market portfolio represents 18 per cent of total Group revenue and 40 per cent of our U.S. revenue. Often such activities are included in personal and commercial banking units by our North American peers. Pro-forma results reflecting our U.S.-based mid-market business as part of the Personal and Commercial Client Group are included in that Group’s section of the MD&A.

Business Developments and Achievements

The Group’s objectives and outlook for fiscal 2004 and the environment in which it operates are outlined on pages 36 to 38 of BMO’s 2003 Annual Report. Notable business developments and achievements in the first quarter in support of the Group’s 2004 objectives are listed below.

•	During the quarter, BMO Nesbitt Burns participated in 96 Canadian corporate debt and equity transactions, which raised $15.1 billion. The firm advised on four announced Canadian merger and acquisition transactions including the purchase of Bombardier Recreational Products Inc. by a corporation formed by Bain Capital, members of the Bombardier family and the Caisse de dépôt et placement du Québec. The sale was closed for a total consideration of $1.1 billion. BMO also advised EBX Gold Ltd. in a takeover by Wheaton River Minerals Ltd. valued at approximately $138 million in cash and stock.

•	BMO Nesbitt Burns led a syndicate of Canadian underwriters in entering into an agreement with Cott Corporation in connection with the secondary offering of Thomas H. Lee L.P.’s 7,500,000 common shares of the company at an offering price of US$25.25 per Common Share.

•	Harris Nesbitt, our U.S. investment and corporate bank, participated in a number of significant deals. These included winning the role of administrative agent for Unified Western Grocers, Inc. and successfully syndicating its new US$225 million senior secured revolving credit facility. Other notable deals included serving as financial advisor to both Edison Mission Energy and Panda Energy in separate transactions and serving as co-manager of a US$48 million follow-on equity offering on behalf of KCS Energy.

•	Harris Nesbitt Gerard hosted its annual Playtime investor conference in November. This year’s event included presentations by Electronic Arts, Mattel, Microsoft, Nokia, Toys “R” Us and Viacom, plus an on-stage interview with Disney CEO, Michael Eisner. There were more than 650 attendees and the 29 presenting companies included U.S. and Canadian firms with longstanding BMO/Harris relationships. In December, 60 companies presented at HNG’s third annual healthcare conference. More than 400 attendees, including investing and banking clients, heard from senior executives from biotechnology, medical technology, pharmaceuticals and healthcare services companies.

•	During the quarter, Harris Nesbitt Gerard served as co-manager on seven follow-on equity offerings totalling over US$970 million, including the US$430 million offering for CapitalSource and the US$155 million offering for Carmike Cinemas. The group was also a co-manager on a US$225 million Income Deposit Securities (IDS) transaction for Volume Services America, marking the first time IDS have been offered in the United States. In addition, HNG completed three private placements for healthcare companies and advised on the sale of a technology company and on the divestiture of a healthcare division of General Electric.

•	The Securitization group hired six asset-backed securities (ABS) professionals based in Dallas during the quarter. This team expands the group’s product capabilities by adding private and public ABS term financings to Harris Nesbitt’s current offering.

CORPORATE SUPPORT, INCLUDING TECHNOLOGY AND SOLUTIONS

		Increase/(Decrease)		Increase/(Decrease)
($ millions, except as noted)	Q1-2004	vs. Q1-2003		vs. Q4-2003
Revenue (teb)	(15)	1	14%	(61)	(+100%)
Provision for credit losses	(105)	(119)	(+100%)	(68)	(+100%)
Non-interest expense	23	(8)	(28%)	(36)	(62%)

Income before taxes and non-controlling interest in subsidiaries	67	128	+100%	43	+ 100%
Income taxes (teb)	34	72	+100%	54	+100%
Non-controlling interest in subsidiaries	14	(1)	(9%)	(2)	(10%)

Net income	19	57	+100%	(9)	(33%)

Corporate Support

Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.

Financial Performance Review

Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions. As such, results in this section largely reflect Corporate Support activities.

Net income of $19 million was $57 million higher than a year ago. Results for the quarter benefited from the $18 million effect of the four items discussed in the Net Income section. The remainder of the increase was due to a lower specific provision for credit losses.

Results declined $9 million from the fourth quarter of last year, as lower revenues and higher income taxes more than offset the improvement in the provision for credit losses.

Revenue was relatively unchanged from a year ago. Revenue declined $61 million from the fourth quarter due to lower revenue from net investment activities, partially offset by the $16 million impact of the accounting policy changes discussed in the Net Income section.

Non-interest expenses declined $8 million from a year ago and were down $36 million from the fourth quarter, reflecting lower severance costs and a continued focus on cost management.

Corporate Support is charged with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and required periodic provisions charged by the consolidated organization under GAAP.

Technology and Solutions

Technology and Solutions (T&S) manages, maintains and governs information technology, processing, real estate and sourcing for BMO Financial Group. We focus on enterprise-wide priorities that maximize operational quality, effectiveness and efficiency to create shareholder value.

Business Developments and Achievements

T&S focuses on improving profitability by applying the most efficient and effective technology and processes for BMO. Business developments and achievements supported by T&S in the first quarter of 2004 are listed below.

•	Two additional Information Technology Infrastructure Library (ITIL) process improvement projects were initiated for Change Management and Configuration Management. These industry-recognized standards continue to improve productivity and operational efficiencies by lowering costs and increasing our ability to implement change faster, while maintaining our quality standards.

•	An employee portal was released in January that builds on BMO Connect, the standardized desktop environment launched in 2003. This portal provides employees with information, tools and web-based applications specifically targeted for their banking roles through a new Microsoft-based intranet infrastructure. Approximately 5,000 end-users in Direct Banking, Business Banking and Support Services for Private Client Group now have access to a strategic communication gateway and content delivery system.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS
(Canadian $ in millions, except as noted)

	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2004	2003	2003	2003	2003	January 31, 2003
Income Statement Highlights
Total revenue	$2,363	$2,369	$2,307	$2,164	$2,279	3.7%
Total revenue (teb) (a)	2,401	2,411	2,334	2,208	2,318	3.6
Provision for credit losses	15	95	90	120	150	(90.0)
Non-interest expense	1,561	1,545	1,485	1,484	1,573	(0.7)
Net income	532	513	504	409	399	33.6

Common Share Data ($)
Diluted earnings per share	$1.00	$0.97	$0.95	$0.77	$0.75	$0.25
Diluted cash earnings per share (a)	1.03	1.00	0.99	0.81	0.79	0.24
Dividends declared per share	0.35	0.35	0.33	0.33	0.33	0.02
Book value per share	22.87	22.09	21.92	21.34	21.33	1.54
Closing share price	57.79	49.33	44.65	40.10	41.30	16.49
Total market value of common shares ($ billions)	29.0	24.6	22.2	19.9	20.4	8.6

	As at
	January 31,	October 31,	July 31,	April 30,	January 31,	Change from
	2004	2003	2003	2003	2003	January 31, 2003
Balance Sheet Highlights
Assets	$265,394	$256,494	$257,685	$257,928	$254,606	4.2%
Net loans and acceptances	149,585	146,156	147,275	150,724	148,770	0.5
Deposits	178,069	171,551	170,902	165,435	162,655	9.5
Common shareholders’ equity	11,490	11,036	10,918	10,580	10,552	8.9

	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2004	2003	2003	2003	2003
Primary Financial Measures (%) (b)
Average annual five year total shareholder return	15.2	12.9	7.3	3.8	7.5
Diluted earnings per share growth	33.3	29.3	46.2	35.1	5.6
Diluted cash earnings per share growth (a)	30.4	26.6	41.4	37.3	5.3
Return on equity	18.3	17.9	18.0	15.2	14.3
Cash return on equity (a)	19.0	18.5	18.8	15.9	15.1
Net economic profit (NEP) growth (a)	94.9	74.1	+100	+100	6.7
Revenue growth	3.7	4.7	8.9	(1.3)	4.6
Revenue growth (teb) (a)	3.6	5.4	8.9	(0.6)	5.1
Non-interest expense-to-revenue ratio	66.1	65.2	64.4	68.6	69.0
Non-interest expense-to-revenue ratio (teb) (a)	65.0	64.0	63.7	67.2	67.9
Cash non-interest expense-to-revenue ratio (teb) (a)	63.9	63.1	62.6	66.0	66.6
Provision for credit losses-to-average loans and acceptances (annualized)	0.04	0.25	0.24	0.32	0.39
Gross impaired loans and acceptances-to-equity and allowance for credit losses	11.03	12.15	12.91	14.88	14.66
Cash and securities-to-total assets ratio	29.1	29.1	28.6	26.3	25.4
Tier 1 capital ratio	9.65	9.55	9.21	9.10	9.05
Credit rating
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	44.1	33.4	30.6	9.8	18.4
Dividend yield	2.4	2.8	3.0	3.3	3.2
Price-to-earnings ratio (times)	15.4	14.1	13.6	13.5	14.9
Market-to-book value (times)	2.53	2.23	2.04	1.88	1.94
Net economic profit ($ millions) (a)	238	221	220	140	122
Return on average assets	0.79	0.77	0.74	0.64	0.61
Net interest margin	1.87	1.85	1.81	1.89	1.88
Net interest margin (teb) (a)	1.92	1.91	1.84	1.96	1.94
Non-interest revenue-to-total revenue	46.8	47.8	47.0	44.2	45.9
Non-interest revenue-to-total revenue (teb) (a)	46.0	47.0	46.5	43.3	45.2
Non-interest expense growth	(0.7)	(3.6)	(0.2)	0.5	7.5
Total capital ratio	11.67	12.09	12.09	12.02	12.49
Tier 1 capital ratio — U.S. basis	9.25	9.17	8.79	8.62	8.57
Equity-to-assets ratio	5.4	5.5	5.4	5.3	5.4

All ratios in this report are based on unrounded numbers.

(a)	Refer to the “Non-GAAP Measures” section of the “Financial Performance Review” included in the Management’s Discussion and Analysis for an explanation of cash results and reporting on a taxable equivalent basis (teb). Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

(b)	For the period ended, or as at, as appropriate.

Financial Highlights

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME
(Unaudited) (Canadian $ in millions, except as noted)

	For the three months ended
	January 31,	October 31,	July 31,	April 30,	January 31,
	2004	2003	2003	2003	2003
Interest, Dividend and Fee Income
Loans (Note 2)	$1,715	$1,708	$1,773	$1,710	$1,779
Securities	392	389	411	407	394
Deposits with banks	105	98	83	79	96

	2,212	2,195	2,267	2,196	2,269

Interest Expense
Deposits	721	725	770	707	755
Subordinated debt	50	54	56	60	65
Other liabilities	184	179	218	222	217

	955	958	1,044	989	1,037

Net Interest Income	1,257	1,237	1,223	1,207	1,232
Provision for credit losses (Note 3)	15	95	90	120	150

Net Interest Income After Provision for Credit Losses	1,242	1,142	1,133	1,087	1,082

Non-Interest Revenue
Securities commissions and fees	271	259	228	195	212
Deposit and payment service charges	187	194	194	183	185
Trading revenues (Note 2)	50	52	78	85	60
Lending fees	77	75	73	69	76
Card fees	79	88	79	64	59
Investment management and custodial fees	75	75	75	74	79
Mutual fund revenues	88	84	80	77	80
Securitization revenues	43	56	54	60	74
Underwriting and advisory fees	87	66	69	64	69
Investment securities gains (losses)	40	8	12	(45)	(16)
Foreign exchange, other than trading	40	43	45	39	33
Insurance income	31	31	31	29	33
Other revenues	38	101	66	63	103

	1,106	1,132	1,084	957	1,047

Net Interest Income and Non-Interest Revenue	2,348	2,274	2,217	2,044	2,129

Non-Interest Expense
Employee compensation (Notes 2 & 4)	953	943	869	844	922
Premises and equipment	302	321	301	315	327
Amortization of intangible assets	26	23	26	26	30
Other expenses	280	258	289	299	294

Total Non-Interest Expense	1,561	1,545	1,485	1,484	1,573

Income Before Provision for Income Taxes and Non- Controlling Interest in Subsidiaries	787	729	732	560	556
Income taxes	240	200	212	135	141

	547	529	520	425	415
Non-controlling interest in subsidiaries	15	16	16	16	16

Net Income	$532	$513	$504	$409	$399

Preferred dividends	$19	$20	$21	$20	$21
Net income available to common shareholders	$513	$493	$483	$389	$378
Average common shares (in thousands)	501,218	498,934	496,830	495,336	493,702
Average diluted common shares (in thousands)	515,683	511,151	507,156	505,412	504,309

Earnings Per Share (Canadian $)
Basic	$1.02	$0.99	$0.97	$0.78	$0.77
Diluted	1.00	0.97	0.95	0.77	0.75
Dividends Declared Per Common Share	0.35	0.35	0.33	0.33	0.33

The accompanying notes to consolidated financial statements are an integral part of these statements.

Financial Statements page 1

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET
(Unaudited) (Canadian $ in millions)

	As at
	January 31,	October 31,	July 31,	April 30,	January 31,
	2004	2003	2003	2003	2003
Assets

Cash Resources	$19,762	$19,860	$19,664	$15,442	$14,820

Securities
Investment	18,730	19,660	20,051	19,039	18,703
Trading	38,730	35,119	33,945	33,325	31,055
Loan substitutes	11	11	6	17	17

	57,471	54,790	54,002	52,381	49,775

Loans
Residential mortgages	53,098	52,095	50,830	48,661	47,957
Consumer instalment and other personal	22,411	22,103	21,948	21,498	21,287
Credit cards	3,363	2,967	2,904	2,807	2,455
Businesses and governments	52,314	51,889	52,981	56,055	57,713
Securities purchased under resale agreements	14,893	13,276	14,050	17,175	15,033

	146,079	142,330	142,713	146,196	144,445
Customers’ liability under acceptances	5,243	5,611	6,460	6,463	6,272
Allowance for credit losses (Note 3)	(1,737)	(1,785)	(1,898)	(1,935)	(1,947)

	149,585	146,156	147,275	150,724	148,770

Other Assets
Derivative financial instruments	22,095	21,216	21,931	24,826	24,575
Premises and equipment	2,027	2,045	2,069	2,088	2,135
Goodwill	1,343	1,334	1,388	1,373	1,424
Intangible assets	567	589	668	686	754
Other	12,544	10,504	10,688	10,408	12,353

	38,576	35,688	36,744	39,381	41,241

Total Assets	$265,394	$256,494	$257,685	$257,928	$254,606

Liabilities and Shareholders’ Equity

Deposits
Banks	$26,584	$24,755	$26,091	$22,891	$17,850
Businesses and governments	75,951	72,405	69,289	66,689	68,703
Individuals	75,534	74,391	75,522	75,855	76,102

	178,069	171,551	170,902	165,435	162,655

Other Liabilities
Derivative financial instruments	21,802	20,715	21,152	24,728	24,426
Acceptances	5,243	5,611	6,460	6,463	6,272
Securities sold but not yet purchased	9,669	8,255	8,307	8,635	8,393
Securities sold under repurchase agreements	23,712	23,765	23,506	25,793	25,769
Other	11,503	11,259	12,061	11,639	11,273

	71,929	69,605	71,486	77,258	76,133

Subordinated Debt	2,460	2,856	2,907	3,175	3,760

Shareholders’ Equity
Share capital (Note 5)	5,197	5,108	5,089	5,023	5,021
Contributed surplus (Note 2)	20	3	2	1	—
Net unrealized foreign exchange gain (loss)	(178)	(195)	41	97	323
Retained earnings	7,897	7,566	7,258	6,939	6,714

	12,936	12,482	12,390	12,060	12,058

Total Liabilities and Shareholders’ Equity	$265,394	$256,494	$257,685	$257,928	$254,606

The accompanying notes to consolidated financial statements are an integral part of these statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Statements page 2

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited) (Canadian $ in millions)

	For the three months ended
	January 31, 2004	January 31, 2003
Preferred Shares
Balance at beginning of period	$1,446	$1,517
Translation adjustment on shares issued in a foreign currency (Note 2)	—	(11)

Balance at End of Period	1,446	1,506

Common Shares
Balance at beginning of period	3,662	3,459
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plans	14	11
Issued under the Stock Option Plan	75	42
Issued on the exchange of shares of subsidiary corporations	1	3
Repurchased for cancellation (Note 5)	(1)	—

Balance at End of Period	3,751	3,515

Contributed Surplus
Balance at beginning of period	3	—
Stock option expense (Note 4)	2	—
Gain on treasury shares, net of applicable income taxes (Note 2)	15	—

Balance at End of Period	20	—

Net Unrealized Foreign Exchange Gain (Loss)
Balance at beginning of period	(195)	419
Unrealized gain (loss) on translation of net investments in foreign operations	50	(266)
Hedging gain (loss)	(51)	267
Income taxes	18	(97)

Balance at End of Period	(178)	323

Retained Earnings
Balance at beginning of period	7,566	6,499
Net income	532	399
Dividends — Preferred shares	(19)	(21)
— Common shares	(175)	(163)
Common shares repurchased for cancellation (Note 5)	(7)	—

Balance at End of Period	7,897	6,714

Total Shareholders’ Equity	$12,936	$12,058

The accompanying notes to consolidated financial statements are an integral part of these statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Statements page 3

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited) (Canadian $ in millions)

	For the three months ended
	January 31, 2004	January 31, 2003
Cash Flows from Operating Activities
Net income	$532	$399
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of investment securities	14	34
Net (gain) on sale of investment securities	(54)	(18)
Net (increase) in trading securities	(3,735)	(8,628)
Provision for credit losses	15	150
Gain on sale of securitized loans	(33)	(44)
Change in derivative financial instruments
Increase in derivative asset	(879)	(2,467)
Increase in derivative liability	1,087	2,331
Amortization of premises and equipment	89	97
Amortization of intangible assets	26	33
Future income tax expense	81	20
Net increase (decrease) in current income taxes	(905)	11
Change in accrued interest
(Increase) decrease in interest receivable	(7)	42
Increase (decrease) in interest payable	10	(71)
Changes in other items and accruals, net	(1,499)	(1,738)

Net Cash Used in Operating Activities	(5,258)	(9,849)

Cash Flows from Financing Activities
Net increase in deposits	6,518	817
Net increase in securities sold but not yet purchased	1,414	739
Net increase (decrease) in securities sold under repurchase agreements	(53)	973
Net increase in liabilities of subsidiaries	13	148
Repayment of subordinated debt	(400)	—
Proceeds from issuance of common shares	89	53
Proceeds from sale of treasury shares	149	—
Common shares repurchased for cancellation	(8)	—
Dividends paid	(195)	(184)

Net Cash Provided by Financing Activities	7,527	2,546

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(528)	3,209
Purchase of investment securities	(7,399)	(6,739)
Maturities of investment securities	3,186	6,746
Proceeds from sales of investment securities	5,330	2,215
Net (increase) decrease in loans, customers’ liability under acceptances and loan substitute securities	(1,939)	89
Proceeds from securitization of loans	145	—
Net (increase) decrease in securities purchased under resale agreements	(1,617)	631
Premises and equipment — net purchases	(71)	(66)
Acquisitions	(2)	(58)

Net Cash Provided by (Used in) Investing Activities	(2,895)	6,027

Net Decrease in Cash and Cash Equivalents	(626)	(1,276)
Cash and Cash Equivalents at Beginning of Period	2,515	3,701

Cash and Cash Equivalents at End of Period	$1,889	$2,425

The accompanying notes to consolidated financial statements are an integral part of these statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Statements page 4

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2004
(Unaudited)

1.	Basis of Presentation

These consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended October 31, 2003 as set out on pages 70 to 101 of our 2003 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2003, except as described in Note 2.

2.	Changes in Accounting Policy

Sources of GAAP

Effective November 1, 2003 we adopted new accounting requirements of the Canadian Institute of Chartered Accountants that provide guidance on sources to consult when selecting accounting policies on matters not covered explicitly in Canadian accounting standards.

As a result of these new requirements, we made the following changes to our accounting policies:

(a)	Mortgage Prepayment Fees

Effective November 1, 2003, mortgage prepayment fees are recognized in income when the related mortgages are prepaid or renegotiated. Prior to November 1, 2003, mortgage prepayment fees were deferred and amortized to income over the average remaining term of the related mortgages. In adopting this new policy we recorded the opening balance of deferred mortgage prepayment fees in income. The impact of this change on our Consolidated Statement of Income was an increase in interest, dividend and fee income — loans of $42 million, an increase in income taxes of $15 million and an increase in net income of $27 million. This change increased our basic and diluted earnings per share by $0.05 for the three months ended January 31, 2004.

(b)	Treasury Shares

Effective November 1, 2003, purchases and sales of Bank of Montreal shares by subsidiaries are recorded in shareholders’ equity. Prior to November 1, 2003, these shares were recorded as trading securities at market value, with related dividends and realized and unrealized gains and losses included in trading revenues. The impact of this change on our consolidated financial statements was a reduction in non-interest revenue — trading revenues of $26 million, a decrease in income taxes of $10 million, a decrease in net income of $16 million and corresponding increases in contributed surplus and retained earnings of $15 million and $1 million, respectively. This change decreased our basic and diluted earnings per share by $0.03 for the three months ended January 31, 2004.

(c)	Software Development Costs

Effective November 1, 2003, certain costs of internally developed software are capitalized and amortized over the expected useful life of the software of three to five years. Prior to November 1, 2003, only certain external costs of internally developed software were capitalized and amortized over the estimated useful life of the software. The impact of this change on our Consolidated Statement of Income was a decrease in non-interest expense - employee compensation of $12 million, an increase in income taxes of $4 million and an increase in net income of $8 million. This change increased our basic and diluted earnings per share by $0.02 for the three months ended January 31, 2004.

(d)	Preferred Shares

Effective November 1, 2003, we are no longer changing the rate at which our U.S. dollar denominated preferred shares are translated into Canadian dollars. Prior to November 1, 2003, we translated these shares using the exchange rate in effect at the end of the period. The impact of this change was not significant for the three months ended January 31, 2004.

We continue our assessment of the implications of these new accounting requirements, primarily with respect to our current practice of offsetting certain assets and liabilities in our Consolidated Balance Sheet.

3.	Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider to be adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments and guarantees is recorded in other liabilities in our Consolidated Balance Sheet.

A continuity of our allowance for credit losses is as follows:

	For the three months ended
(Canadian $ in millions)	January 31, 2004	January 31, 2003
Balance at beginning of period	$1,791	$1,949
Provision for credit losses
Specific	55	150
General	(40)	—
Recoveries	32	17
Write-offs	(109)	(152)
Foreign exchange and other	10	(17)

Balance at end of period	$1,739	$1,947

Comprised of:
Loans	$1,737	$1,947
Other credit instruments	2	—

Financial Statements page 5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2004
(Unaudited)

4.	Employee Compensation

Stock Options
During the three months ended January 31, 2004, we granted a total of 1,644,400 stock options. The weighted-average fair value of these options was $10.63 per option and was determined using a trinomial option pricing model, based on the following weighted-average assumptions:

For stock options granted
during the three months
ended January 31, 2004
Expected dividend yield	2.6%
Expected share price volatility	23.2%
Risk-free rate of return	4.8%
Expected period until exercise	7.1 years

The impact on our net income and earnings per share if we had recorded employee compensation expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date is as follows:

	For the three months ended
(Canadian $ in millions, except as noted)	January 31, 2004	January 31, 2003
Stock option expense included in employee compensation expense	$2	$—	(1)

Net income, as reported	$532	$399
Additional expense that would have been recorded if we had expensed all outstanding stock options granted before November 1, 2002	10	11

Pro forma net income	$522	$388

Earnings per share (Canadian $)
Basic, as reported	$1.02	$0.77
Basic, pro forma	1.00	0.74
Diluted, as reported	1.00	0.75
Diluted, pro forma	0.97	0.73

(1)	Amount is less than $1 million.

Pension and Other Employee Future Benefit Expenses
We recorded $59 million of pension expense and $15 million of other employee future benefit expenses for the three months ended January 31, 2004 compared to $47 million and $13 million, respectively, for the three months ended January 31, 2003.

5.	Share Capital

On August 8, 2003, we commenced a normal course issuer bid, effective for one year. Under this bid, we may repurchase up to 15,000,000 common shares, approximately 3% of our outstanding common shares. During the three months ended January 31, 2004, we repurchased 150,000 shares at an average cost of $54.21 per share, totalling $8 million.

Outstanding (a)
(Canadian $ in millions, except as noted)		January 31, 2004
		Principal
	Number	Amount	Convertible into...
Preferred Shares
Class B – Series 3	16,000,000	$400	common shares (b)
Class B – Series 4	8,000,000	200	common shares (b)
Class B – Series 5	8,000,000	200	—
Class B – Series 6	10,000,000	250	common shares (b)
Class B – Series 10 (c)	12,000,000	396	common shares (b)

		1,446
Common Shares	502,429,582	3,751	—

Total outstanding share capital		$5,197

Stock options issued under stock option plans		n/a	34,216,949 common shares

(a)	For additional information refer to Note 17 to our consolidated financial statements for the year ended October 31, 2003 on pages 90 and 91 of our 2003 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

(c)	Face value is US$ 300 million.

n/a – not applicable

Future Change in Accounting Policy
On November 1, 2004, we will adopt new accounting requirements on the classification of financial instruments as liabilities or equity. Under the new rules we expect to reclassify approximately $850 million of preferred shares and $1,150 million of non-controlling interest in subsidiaries to debt. The impact of this change on our Consolidated Statement of Income will be an increase of approximately $120 million in interest expense, a reduction of approximately $45 million (net of tax) in non-controlling interest in subsidiaries, a decrease of approximately $30 million in income taxes and a reduction of approximately $45 million in net income for the year ended October 31, 2005. The change will not have any impact on earnings per share or net income available to common shareholders.

Financial Statements page 6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2004
(Unaudited)

6.	United States Generally Accepted Accounting Principles

Reporting under United States generally accepted accounting principles (GAAP) would have resulted in consolidated net income of $405 million, basic earnings per share of $0.77 and diluted earnings per share of $0.75 for the three months ended January 31, 2004 compared to $388 million, $0.74 and $0.73, respectively, for the three months ended January 31, 2003.

On January 31, 2004 we adopted a new United States GAAP accounting standard on accounting for Variable Interest Entities (VIEs). Under this new standard we must consolidate these VIEs if the investments we hold in these entities and/or the relationships we have with them result in us being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by the standard setters. The impact of this change in accounting policy has increased total assets by $22,056 million and total liabilities by $22,154 million and the one-time transition adjustment has reduced net income, basic earnings per share and diluted earnings per share by $98 million, $0.20 and $0.19, respectively, for United States GAAP reporting. This transition adjustment relates to unrealized losses on interest rate swaps held by our VIEs to hedge their exposure to changes in interest rates. These derivative instruments have been accounted for as hedging derivatives under Canadian GAAP but did not meet the detailed hedge accounting requirements under United States GAAP in prior periods. As a result, although they are effective as economic hedges, they are required to be marked to market under United States GAAP. The liability associated with these unrealized losses will reverse, with a corresponding increase in net income, over the remaining terms of the swaps for United States GAAP reporting, ranging from 2004 to 2015.

7.	Operating and Geographic Segmentation

Revenue, Net Income and Average Assets by Operating Group

(Canadian $ in millions, except as noted)

	Personal and Commercial		Private		Investment		Corporate Support, including
	Client Group (a)		Client Group (b)		Banking Group (c)		Technology and Solutions (d)		Total Consolidated
	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,	January 31,
For the three months ended	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net Interest Income and Non-Interest Revenue (e)
Canada	$983	$966	$324	$297	$362	$311	$(3)	$(46)	$1,666	$1,528
United States	206	211	144	150	336	330	(40)	24	646	715
Other Countries	21	20	3	3	37	46	28	6	89	75

Total	$1,210	$1,197	$471	$450	$735	$687	$(15)	$(16)	$2,401	$2,318

Net Income
Canada	$201	$184	$54	$48	$108	$100	$65	$(32)	$428	$300
United States	28	21	(1)	(14)	88	56	(64)	9	51	72
Other Countries	17	16	2	1	16	25	18	(15)	53	27

Total	$246	$221	$55	$35	$212	$181	$19	$(38)	$532	$399

Average Assets ($ in billions)
Canada	$98.0	$90.9	$1.5	$1.6	$79.5	$72.4	$(3.4)	$(3.7)	$175.6	$161.2
United States	16.1	16.3	3.6	4.1	43.0	53.3	7.4	8.5	70.1	82.2
Other Countries	0.4	0.2	0.0	0.1	22.0	15.9	0.0	0.1	22.4	16.3

Total	$114.5	$107.4	$5.1	$5.8	$144.5	$141.6	$4.0	$4.9	$268.1	$259.7

Goodwill (As At)	$407	$448	$856	$915	$77	$58	$3	$3	$1,343	$1,424

(a)	Personal and Commercial Client Group (P&C) Canada’s financial service providers offer a full range of products and services through direct banking channels such as branches, telephone banking, online banking via bmo.com, and a network of automated banking machines. Chicagoland Banking serves individuals and small business/commercial middle-market business clients with a full suite of financial products and services through a Community Bank model emphasizing local knowledge and commitment.

(b)	Private Client Group (PCG) brings together all of the Bank’s wealth management businesses. Operating in Canada and the United States, PCG serves a full range of North American client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. PCG offers its clients a broad range of wealth management products and services, including full-service and direct investing, private banking and investment products, providing the tools they need to accumulate, protect, and grow their financial assets.

(c)	Investment Banking Group (IBG) combines all of the businesses serving corporate, institutional and government clients. In Canada, its client base comprises large corporations and institutions across a broad range of industry sectors. In the United States, it serves middle-market and institutional clients in selected sectors. IBG also serves institutional and government clients in the United Kingdom, Europe and Asia. It offers clients complete financial solutions across the entire balance sheet, including treasury services, cash management, foreign exchange, trade finance, corporate lending, securitization, and public and private debt and equity underwriting. The group also offers financial advisory services in mergers and acquisitions and restructurings, while providing investing clients with research, sales and trading services.

Financial Statements page 7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended January 31, 2004
(Unaudited)

(d)	Corporate Support includes the corporate units that provide expertise and governance support to the Bank in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, human resources and learning. The group’s operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and the Bank’s overall asset-liability structure. Technology and Solutions manages, maintains and governs information technology, processing, real estate and sourcing for the Bank. The group focuses on enterprise-wide priorities and integrates common infrastructure and service standards to maximize operational quality, effectiveness and efficiency. Corporate Support, including Technology and Solutions, includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

(e)	Reported on a taxable equivalent basis which represents an adjustment to interest income to gross up the tax-exempt income earned on common and preferred shares to an amount which, had it been taxable at the statutory rate, would result in the same after-tax net income as appears in the financial statements. This results in a better reflection of the pre-tax economic yield of these assets and facilitates uniform measurement and comparison of net interest income. The taxable equivalent adjustment is applied to tax free income on all preferred and common shares. The taxable equivalent adjustment for the Bank was $38 million for the three months ended January 31, 2004, and $39 million for the three months ended January 31, 2003.

Basis of presentation of results of operating groups:

Expenses are matched against the revenues to which they relate. Indirect expenses, such as overhead expenses and any revenue that may be associated thereto, are allocated to the operating groups using appropriate allocation formulas applied on a consistent basis. For each currency, the net income effect of funds transferred from any group with a surplus to any group with a shortfall is at market rates for the currency and appropriate term.

Provisions for credit losses (PCL) allocated to the banking groups are based on expected losses over an economic cycle. Differences between expected loss provisions and required provisions under generally accepted accounting principles (GAAP) are allocated to the Corporate Support Group.

Segmentation by geographic region is based upon the geographic location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for consolidated PCL which is based upon the country of ultimate risk.

Prior periods are restated to give effect to the current period’s organization structure and presentation changes.

8.	Subsequent Event

On February 4, 2004, we announced that we have entered into an agreement to acquire Chicago-based New Lenox State Bank (NLSB), a full-service community bank in Chicago, for approximately $306 million in cash consideration. The acquisition of NLSB is subject to regulatory approval and is expected to close in the summer of 2004, at which time it will be recorded in our consolidated financial statements as the acquisition of a business.

Financial Statements page 8